EXHIBIT 1

LEE EVAN TABAS TABASFUNDING Executive in Residence, Philadelphia University Consultant, President Emeritus, Royal Bank of Pennsylvania

November 10, 2008

Board of Directors

Royal Bancshares of Pennsylvania, Inc.

732 Montgomery Avenue

Narberth, PA 19072

Dear Directors:

I was pleased to see that on October 14, 2008, you issued a press release stating that Joseph Campbell, the current President and CEO would retire, effective December 31, 2008. However, I and numerous shareholders who have contacted me are not so pleased with his compensation arrangements. The Transition and Separation Agreement, provides, among other things, for more than $2 million in cash, as well as $347,000 in annual retirement payments for life, in addition to continuing health and club benefits, cash in lieu of vacation time, and office support. In addition, Mr. Campbell receives an incentive for collection of troubled bank assets for the first year after retirement. This is at a time when the bank has performed poorly for its shareholders. Who negotiated this Transition and Severance Agreement for the bank, anyway? The agreement appears to be almost entirely in Mr. Campbell’s favor.

Currently the companies publicly traded shares sell for between $4 and $5 per share. There are approximately 13 million shares outstanding, which gives the company a current market value of approximately $50-60 million. The present value of Mr. Campbell’s Golden Parachute might be $5 million, which would give Mr. Campbell 8-10% of the current value of the company as a retirement package.

In addition to the unfairness to shareholders, the package would appear to make the company ineligible for participation in the Treasury’s new TARP Capital Purchase Program, should it wish to do so. The TARP Program requires a “claw back” provision on bonuses or incentive compensation paid to a senior executive based on earnings, gains, or other criteria later proven to be inaccurate, prohibition from making some Golden Parachute payments, as well as making annual executive compensation in excess of $500, 000 not deductible for tax purposes. There may be exceptions for payments and compensation approved by the shareholders.

I also believe that the proposed reapportionment of Joseph Campbell’s duties among the existing bank senior management is not the best thing for the company. I understand that Robert Tabas will be assuming the position of Chief Executive Officer, James McSwiggan will be assuming the position of President, and that Murray Stempel, formerly Chief Lending Officer will become Vice Chairman. This reapportionment of Mr. Campbell’s duties among the existing senior management does not send a message to shareholders and possible future investors that the board and management headed in the wrong direction, realized it, and changed course. Indeed, promoting people with some responsibility for heading the bank in the wrong direction sends the opposite message. The promotions also send a message to current and potential employees that the only way to get to the top is to be in the Tabas family, or a long time associate. This is not the message that should be sent to shareholders, employees, and the financial community.

I sincerely hope that you will reopen the Agreement with Joseph Campbell to be fairer to the shareholders at this difficult time, and that you will reconsider the succession plans to permit more talented and better-qualified individuals to assume some senior roles.

Sincerely,

(signed)

Lee Evan Tabas

355 W. LANCASTER AVENUE, SUITE 1, BUILDING E, HAVERFORD, PENNSYLVANIA 19041
TELEPHONE (610) 896-2400 • FAX (610) 896-6199 • E MAIL: LEE@TABASFUNDING.COM
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